SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                  Form 6-K

                          Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934

                         For the month of June 2001

                                MIH LIMITED

              (Translation of registrant's name into English)

                               Abbot Building
                                Mount Street
                                  Tortola
                                 Road Town
                           BRITISH VIRGIN ISLANDS

                  (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  x                                Form 40-F
                   ---                                         ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                                         No  x
             ---                                        ---




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                                  EXHIBIT LIST



Exhibit                              Description

99.1                                 Press Release dated June 25, 2001 of
                                     MIH Limited



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                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            MIH LIMITED

Date: June 26, 2001                         by    /s/ Stephen F. Ward
                                               ------------------------------
                                               Name:  Stephen F. Ward
                                               Title: Chief Financial Officer
                                                      and Director